Exhibit 99.3

THE BANK OF NOVA SCOTIA

U.S.$75,000,000,000

SENIOR MEDIUM-TERM NOTES, SERIES I

EXCHANGE RATE AGENCY AGREEMENT

BETWEEN

THE BANK OF NOVA SCOTIA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

October 1, 2026

This Exchange Rate Agency Agreement (this “Agreement”) is entered into as of October 1, 2026 by and between The Bank of Nova Scotia (the “Bank”) and Computershare Trust Company, N.A. (the “Exchange Rate Agent”, which term shall, unless the context otherwise requires, include its successors and assigns).

WHEREAS, the Bank has authorized the issuance and sale from time to time of its Senior Medium-Term Notes, Series I (the “Notes”) at an aggregate initial offering price of up to U.S.$75,000,000,000, which may be denominated in U.S. dollars or in other currencies, currency units or composite currencies (the “Foreign-Currency Notes”);

WHEREAS, the Notes will be issued pursuant to the indenture, dated as of January 22, 2010, as supplemented by a first supplemental indenture, dated as of November 30, 2018 and a second supplemental indenture, dated as of December 27, 2021 (as so supplemented and amended, the “Indenture”), in each case between the Bank, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) and Computershare Trust Company, N.A., as U.S. trustee (the “US Trustee” and together with the Canadian Trustee, the “Trustees”); and

WHEREAS, unless otherwise indicated in the applicable pricing supplement and (where relevant) product prospectus supplement to the prospectus of the Bank, dated October 1, 2026 (or any successor prospectus delivered to the Exchange Rate Agent), as supplemented by the prospectus supplement of the Bank, dated October 1, 2026 (or any successor prospectus supplement delivered to the Exchange Rate Agent) (collectively, the “Prospectus”), relating to the Notes, payments of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in the foreign currency, currency unit or composite currency specified in the applicable pricing supplement and (where relevant) product prospectus supplement (the “Specified Currency”) from funds paid by the Bank to the applicable Trustee or another paying agent of the Bank; provided, however, that payment of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in U.S. dollars (i) in the case of Foreign-Currency Notes denominated in a Specified Currency (the “Specified Currency Notes”), at the option of the Bank in the case of circumstances beyond the control of the Bank, such as the imposition of exchange controls or a disruption in the currency markets, on the basis of the most recently available noon buying rate in The City of New York as quoted by the Federal Reserve Bank of New York for cable transfers for such Specified Currency, or (ii) in the case of Foreign-Currency Notes which so provide, at the option of the holder of such Foreign-Currency Note in accordance with the procedures set forth in such Foreign-Currency Note.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

1. The Bank hereby appoints Computershare Trust Company, N.A. as its agent (in such capacity, the “Exchange Rate Agent”), and the Exchange Rate Agent hereby accepts such appointment, as the Bank’s agent for the purposes of obtaining from time to time exchange rates and executing foreign exchange spot transactions for foreign Specified Currencies upon the terms and subject to the conditions provided hereinafter.

2. Except as may otherwise be provided in the Foreign-Currency Notes with respect to payments due on any day which is not a Business Day (as defined in Section 9 hereof), principal (and premium, if any) and interest will be payable on the Foreign-Currency Notes on the various dates indicated therein and in the applicable pricing supplement and (where relevant) product prospectus supplement to the Prospectus. Each such day on which principal (and premium, if any) and interest on the Foreign-Currency Notes shall be payable is referred to herein as a “Payment Date.”

3. (a) The Bank shall notify or cause the U.S. Trustee to notify the Exchange Rate Agent at least two Business Days (as defined in Section 9 below) prior to each Payment Date of the aggregate amount of Specified Currency due to all holders of Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As near as practicable to 11:00 a.m., New York City time, on the second Business Day preceding each Payment Date, the Exchange Rate Agent will obtain the indicative bid quotation that it quotes for the aggregate amount of Specified Currency which is to be exchanged for payment in U.S. dollars on such Payment Date, which shall be a competitive rate in the market at that time for such a transaction. If such bid quotation is not available, the Exchange Rate Agent will obtain bid quotations from three, or if three are not available, then two, leading foreign exchange banks in The City of New York selected by the Exchange Rate Agent for such purpose and will enter into an agreement to trade the relevant currencies (in such amounts and upon such terms as indicated above and upon such further terms as are not inconsistent with the above) with such foreign exchange bank as shall have submitted the highest bid. The settlement date for the exchange of such Specified Currency for U.S. dollars shall be the applicable Payment Date. Upon the determination of an exchange rate as provided in this Section 3(a), the Exchange Rate Agent will as soon as practicable notify the Bank of such exchange rate.

(b) On or prior to 10:00 a.m., New York City time, on the Payment Date (for so long as the Bank maintains a foreign exchange credit line evidenced by an ISDA Agreement with the Exchange Rate Agent or, alternatively, if it should fail to maintain such credit line, on such other date and time as may be agreed between the Bank and the Exchange Rate Agent), the Bank shall remit to the Exchange Rate Agent the aggregate amount of Specified Currency payable to all holders of Specified Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As promptly as practicable thereafter on the Payment Date, the Exchange Rate Agent will (i) exchange such amount of Specified Currency for U.S. dollars and transmit the U.S. dollars received upon exchange of the Specified Currency or (ii) if exchange bids are not available, transmit the total amount of the Specified Currency received from the Bank, in each case to the Bank’s paying agent, or in accordance with the instructions of such paying agent.

4. The Exchange Rate Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a) The Exchange Rate Agent shall be entitled to such compensation as may be agreed in writing with the Bank for all services rendered by the Exchange Rate Agent, and the Bank promises to pay such compensation and to reimburse the Exchange Rate Agent for the reasonable out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Exchange Rate Agent for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including the costs and expenses of defending against any claim of liability) incurred by the Exchange Rate Agent that arises out of or in connection with its acting as Exchange Rate Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Exchange Rate Agent or any of its agents or employees. The Exchange Rate Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Exchange Rate Agent in reliance upon (i) the written opinion of counsel satisfactory to it or (ii) written instructions from the Bank. The Exchange Rate Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to determine the exchange rate applicable to the payment of principal (and premium, if any) and interest on any Foreign-Currency Notes, or principal amount due on any Foreign-Currency Note, or in determining any other matter required to be determined by the Exchange Rate Agent pursuant to the terms of any Foreign-Currency Note. The provisions of this paragraph shall survive the termination of this Agreement.

(b) In acting under this Agreement and in connection with the Foreign-Currency Notes, the Exchange Rate Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Foreign-Currency Notes.

(c) The Exchange Rate Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Foreign-Currency Notes, any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d) The Exchange Rate Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and any duties necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement against the Exchange Rate Agent.

(e) Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank.

(f) The Exchange Rate Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder either directly or by or through agents or attorneys, and the Exchange Rate Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(g) In no event shall the Exchange Rate Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Exchange Rate Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h) The Exchange Rate Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Exchange Rate Agent shall use its best efforts to resume performance as soon as practicable under the circumstances.

(i) No provision of this Agreement shall require the Exchange Rate Agent to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers hereunder unless it is indemnified to its reasonable satisfaction and the Exchange Rate Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity reasonably satisfactory to it.

5. (a) The Exchange Rate Agent may at any time resign as Exchange Rate Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice. The Bank may remove the Exchange Rate Agent (with or without cause) at any time by filing with the Exchange Rate Agent any instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Exchange Rate Agent. Upon the resignation or removal of the Exchange Rate Agent, the Bank shall use its commercially reasonable efforts to appoint a successor Exchange Rate Agent that is not an Affiliate (as such term is defined in the Indenture) of the Bank; provided, however, that if the Bank is unable to appoint a successor Exchange Rate Agent that is not an Affiliate of the Bank within 60 days of the resignation or removal of the Exchange Rate Agent, the Bank may appoint itself or an Affiliate as successor Exchange Rate Agent. If within 60 days after notice of resignation or removal has been given, a successor Exchange Rate Agent has not been appointed, the Exchange Rate Agent may, at the expense of the Bank, petition a court of competent jurisdiction to appoint a successor Exchange Rate Agent. A successor Exchange Rate Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and the successor Exchange Rate Agent. Upon the appointment of a successor Exchange Rate Agent and acceptance by it of such appointment, the Exchange Rate Agent so superseded shall cease to be such Exchange Rate Agent hereunder. Upon its resignation or removal, the Exchange Rate Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

(b) Any successor Exchange Rate Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Exchange Rate Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Exchange Rate Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Exchange Rate Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Exchange Rate Agent.

(c) Any corporation (as defined in the Indenture) into which the Exchange Rate Agent may be merged or converted or with which the Exchange Rate Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Exchange Rate Agent shall be a party, or any corporation succeeding to all or substantially all of the assets and business of the Exchange Rate Agent, shall, to the extent permitted by applicable law and provided that it shall have an established place of business in The City of New York, be the successor Exchange Rate Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

6. Any notice required to be given hereunder shall be delivered in person, sent by letter, facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter), to the following addresses (or to any other address of which any party shall have notified the others in writing as herein provided): in the case of the Bank, The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4, email: Agnes.Vara@scotiabank.com, Attention: Agnes Varatinskaite, and in the case of the Exchange Rate Agent, Computershare Corporate Trust, N.A., 1505 Energy Park Drive, Saint Paul, Minnesota 55108, facsimile: (303) 262-0608, email: corporate.trust@computershare.com. Any notice hereunder given by telephone, facsimile, email or letter shall be deemed to be received when in the ordinary course of transmission or post, as the case may be, it would be received.

7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

8. This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic format (i.e., “.pdf” or “.tif”) transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic format (i.e., “.pdf” or “.tif”) shall be deemed to be their original signatures for all purposes.

9. (a) As used herein, “Business Day” means, with respect to any Foreign-Currency Note and except as otherwise may be provided therein, a day that meets all the following applicable requirements:

(i)

for all Foreign-Currency Notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions generally are authorized or required by law or executive order to close in The City of New York or Toronto, Ontario;

(ii)

if the Note has a Specified Currency other than U.S. dollars or euros, is also a day on which banking institutions in the principal financial center of the country issuing the Specified Currency are not authorized or obligated generally by law, regulation or executive order to close; and

(iii)	if the Foreign-Currency Note bears interest based on EURIBOR or has a Specified Currency of euros, is also a Euro Business Day.

(b) As used herein, “Euro Business Day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE BANK OF NOVA SCOTIA

By:	/s/ Agnes Varatinskaite
Name: Agnes Varatinskaite
Title: Managing Director, Term Funding and Capital Management

[Signature Page to Exchange Rate Agency Agreement]

COMPUTERSHARE TRUST COMPANY, N.A.,
as the Exchange Rate Agent

By:	/s/ Nancy Chouanard
Name: Nancy Chouanard
Title: Vice President

[Signature Page to Exchange Rate Agency Agreement]